Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-04

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$700,000,000 2.60% FIRST MORTGAGE BONDS, SERIES DUE JUNE 1, 2051

Issuer:	Northern States Power Company (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	June 8, 2020

Settlement Date:	June 15, 2020 (T+5)

Principal Amount:	$700,000,000

Maturity Date:	June 1, 2051

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2020

Reference Benchmark:	2.000% due February 15, 2050

Benchmark Price:	108-13+

Benchmark Yield:	1.640%

Spread to Benchmark Treasury:	+105 bps

Yield to Maturity:	2.690%

Coupon:	2.60%

Price to Public:	98.118% of the principal amount

Net Proceeds to Issuer:	$680,701,000 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to December 1, 2050 (the par call date), T+20 bps (calculated to the par call date)

Par Call:	On or after December 1, 2050, at par

CUSIP/ISIN:	665772 CS6 / US665772CS69

Minimum Denominations:	$2,000 and integral multiples of 1,000 in excess thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC BofA Securities, Inc. Mizuho Securities USA LLC

Senior Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC

Co-Managers:	Fifth Third Securities, Inc. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.